UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Appointment of New Chief Financial Officer

The board of directors (the “Board of Directors”) of Nvni Group Limited (the “Company”) has appointed Mr. Luiz Antonio Busnello Fernandes as the new Chief Financial Officer of the Company with such appointment to be effective as of March 1, 2024. Mr. Busnello shall retain his position as Chief Operations Officer and will also now serve as the principal financial officer of the Company. Mr. Busnello succeeds Mr. Scott Klossner, who will continue to serve as a director on the Board of Directors.

Mr. Busnello previously served as Chief Financial Officer of Nuvini S.A. from October 2020 until September 29, 2023 when the Company consummated the business combination. As Chief Financial Officer, he will be responsible for the finance, accounting and legal divisions. Mr. Busnello has previously served in 2021 as Chief Technology Officer of EXP Platform, a high-end platform of corporate knowledge and news in Brazil where he was responsible for the platform architecture and overseeing the development of programming. Prior to that, Mr. Busnello served as Co-Founder, Chief Financial Officer and Chief Operating Officer of Veek Tecnologia S/A, the first 100% digital telecom in Brazil, from 2016 to 2020. He also was one of the early investors in Bossa Nova and has invested in the last 10 years in more than 12 tech companies, being an advisor or board member to some of them. Mr. Busnello has more than 20 years of entrepreneurship and operational experience and has a bachelor’s degree in business administration from FAAP – Fundação Armando Álvares Penteado and an international executive specialization in Entrepreneurship & Innovation from Babson College.

Mr. Busnello has no family relationships with any current director, executive officer or person nominated to become a director or executive officer of the Company, and there are no arrangements or understandings with any persons pursuant to which Mr. Busnello has been appointed to his position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: March 1, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer